SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. 1)*

Chemomab Therapeutics Ltd. (Name of Issuer)

American Depositary Shares, each of which represents twenty Ordinary Shares, no par value Ordinary Shares, no par value
(Title of Class of Securities)

16385C104
(CUSIP Number)

Adi Mor
Kiryat Atidim, Building 7
Tel Aviv 6158002, Israel
+972-77-331-0156
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2022
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 16385C104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Adi Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 747,445 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 747,445 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,445 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 324,775 ADSs owned directly by the Reporting Person, (ii) 257,247 ADSs owned by Prof. Kobi George (the Reporting Person’s spouse), (iii) 131,698 ADSs issuable upon the exercise of options held by the Reporting Person, and (iv) 33,725 ADSs issuable to Prof. Kobi George upon the exercise of options held by him.

(2)
The percentage presented is based on 11,525,605 ADSs outstanding as of November 8, 2022, as reported by the Issuer in its Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 16385C104	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Kobi George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 747,445 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 747,445 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,445 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 324,775 ADSs owned directly by Dr. Adi Mor (the Reporting Person’s spouse), (ii) 257,247 ADSs owned by the Reporting Person, (iii) 131,698 ADSs issuable upon the exercise of options held by Dr. Adi Mor, and (iv) 33,725 ADSs issuable to the Reporting Person upon the exercise of options held by him.

(2)
The percentage presented is based on 11,525,605 ADSs outstanding as of November 8, 2022, as reported by the Issuer in its Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Dr. Adi Mor and her spouse, Prof. Kobi George (collectively, the “Reporting Individuals”, and each, a “Reporting Individual”) relating to the American Depositary Shares, which represent twenty (20) ordinary shares, no par value, of Chemomab Therapeutics Ltd. (the “ADSs” and the “Issuer,” respectively).

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2022 (the “Schedule”) is hereby amended and supplemented by the Reporting Individuals as set forth below in this Amendment. This Amendment is filed by the Reporting Individuals in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Items 4, 5, and 7 of the Schedule are hereby amended and restated to state as follows:

Item 4. Purpose of Transaction.

Dr. Adi Mor serves as a member of the Board of Directors and Chief Scientific Officer of the Issuer, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As discussed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2022, in connection with the merger consummated between the Issuer and Chemomab Ltd., certain shareholders of Chemomab Ltd. were entitled to defer an immediate Israeli tax liability resulting from the exchange of shares that otherwise would have been deemed a sale. The deferral is set to lapse on March 16, 2023. Each of the Reporting Individuals— Dr. Adi Mor, co-founder of Chemomab Ltd. and both the Issuer’s Chief Scientific Officer and one of its Class III directors, and Prof. Kobi George, co-founder of Chemomab Ltd.— will be required to pay a substantial tax liability to the Israeli Tax Authority upon the expiration date of the deferral period. In order to cover this tax liability, the Reporting Individuals will be required to sell part of their holdings in the Issuer.

In light of the foregoing, the Issuer elected to enter into a share purchase agreement (the “Repurchase Arrangement”) with the Reporting Individuals whereby the Issuer agreed, subject to the requisite court approval required under Section 303(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), which the Issuer received on November 14, 2022, to repurchase up to 582,023 ADSs of the Issuer owned by the Reporting Individuals, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase.

Accordingly, on November 16, 2022, the Issuer repurchased the entire amount of 582,023 ADSs from the Reporting Individuals at a weighted average price of $2.0848 and for total consideration of approximately $1,213,400.

The Reporting Individuals intend to continue to review their investment in the Issuer and may, based on such review as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, amounts and prices of available ADSs, the market for the Issuer’s securities, other opportunities available to the Reporting Individuals and general market and economic conditions), acquire additional ADSs of the Issuer or sell ADSs of the Issuer, on the open market or in privately negotiated transactions. The Reporting Individuals reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the ADSs of the Issuer (subject to any applicable requirement to update the Statement as a result of any such changed intent or disposition of ADSs of the Issuer under the rules of the SEC).

Except as set forth herein, as of the filing of this Amendment, the Reporting Individuals do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by either of the Reporting Individuals of additional ADSs, or the disposition of ADSs that such person holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Issuer’s ADSs to be delisted from a national securities exchange (such as the Nasdaq Stock Market LLC, on which the ADSs are currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 1 are made on the basis of 11,525,605 ADSs issued and outstanding as of November 8, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the SEC on November 10, 2022.

(a) Because of their spousal relationship, each of the Reporting Individuals may be deemed to beneficially own 747,445 ADSs of the Issuer, representing approximately 6.5% of the issued and outstanding share capital of the Issuer, constituting the aggregate number and percentage of ADSs beneficially owned by the Reporting Individuals as a whole. Each of the Reporting Individuals possesses shared voting and dispositive power with respect to all of those 747,445 ADSs.

(b) The Reporting Individuals possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of 747,445 ADSs of the Issuer, as described in paragraph (a) of this Item 5 above. Those 747,445 ADSs consist of (i) 324,775 ADSs owned directly by Dr. Adi Mor, (ii) 257,247 ADSs owned by Prof. Kobi George, (Dr. Adi Mor’s spouse), (iii) 131,698 ADSs issuable upon the exercise of options held by Dr. Adi Mor, and (iv) 33,725 ADSs issuable to Prof. Kobi George upon the exercise of options held by him.

(c) On November 16, 2022, the Reporting Individuals collectively sold 582,023 ADSs at a weighted average price of $2.0848, as further described in Item 4 above. Except for the disposition pursuant to the Repurchase Arrangement, neither of the Reporting Individuals has effected any transactions in securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022

/s/ Adi Mor ADI MOR /s/ Kobi George KOBI GEORGE